Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

May 5, 2016	NR 05 - 2016

Avrupa Minerals announces Initial Gold Resource at Slivovo, Kosovo

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Initial NI 43-101 resource model and estimation completed

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640,000 mt @ 4.8 g/t gold; 14.68 g/t silver – Indicated Mineral Resource

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98,700 ounces gold and 302,000 ounces silver

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Partner Byrnecut International Ltd. decides to move to PFS stage

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that Giroux Consultants Ltd. (“Giroux”) has completed an initial Indicated Mineral Resource for the main Peshter Gossan Zone at the Slivovo Gold Project in Kosovo.  Avrupa Minerals currently holds 25% of the Project through the joint venture entity Peshter Mining JSC, which is presently operated by partner Byrnecut International Ltd. (“Byrnecut”).  Byrnecut has informed the Company that it will proceed with funding a Pre-Feasibility Study (“PFS”) of the Slivovo Project.  Byrnecut has spent over 2 million euros (approximately C$2.84 million) at Slivovo and has completed the 75% earn-in stage to the project. With the initiation of work to complete the PFS and fulfill prerequisites for the application for a mining license, Byrnecut has now started on the final 85% earn-in stage.

The Slivovo Project comprises a number of exploration prospects, with the primary focus of work being on the Peshter Gossan Zone.  Some of the drilling targeted the nearby Gossan Extension Zone, but not enough at this time to be included in this resource estimate.  Further definition drilling work is anticipated later this year in both the Gossan Extension Zone and the Peshter Gossan, which may increase the mineral inventory.

The mineralized body at Slivovo is a moderately ENE-plunging block of mineralization, exposed at the surface to the SW, and cut off on the NW and SE by steep, post-mineralization faults and underneath by a shallow ENE-dipping, post-mineralization fault.  The mineralization is open down-plunge to the ENE.  Precious metal mineralization is hosted within a package of steeply dipping sedimentary beds of silicified and de-calcified pebble conglomerates, sandstone conglomerates, and sandstones.  Understanding of the total post-mineral fault movement suggests that further mineral targets exist in the proximity of the Slivovo Indicated Mineral Resource, as well as elsewhere on the exploration license.

The results of the Mineral Resource estimate are provided in the table below. The Indicated Mineral Resources are reported at a cut-off of 1.0 g/t gold.

Au Cut-off (g/t)	Tonnes > Cut-off (tonnes)	Grade>Cut-off		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	660,000	4.66	14.61	98,900	310,000
1.00	640,000	4.80	14.68	98,700	302,000
1.50	590,000	5.07	14.85	96,200	282,000
2.00	540,000	5.39	15.09	93,500	262,000
2.50	490,000	5.71	15.32	89,900	241,000
3.00	440,000	6.08	15.55	86,000	220,000
3.50	380,000	6.49	15.75	79,300	192,000
4.00	340,000	6.87	16.03	75,100	175,000
4.50	290,000	7.32	16.18	68,300	151,000
5.00	240,000	7.79	16.39	60,100	126,000

The preceding statement of Indicated Mineral Resources conforms to the following definitions from National Instrument 43-101 and from CIM (2014):  “In this Instrument, the terms "Mineral Resource", and "Indicated Mineral Resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards (May 2014) on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.”

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.”

“Mineralisation may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralisation.  The Qualified Person must recognise the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project.  An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

All tonnages reported are dry metric tonnes.  Minor discrepancies may occur due to rounding to appropriate significant figures.  The information in this release that relates to the Estimation and Reporting of Mineral Resources has been compiled by Mr. Gary Giroux, M.Sc., P. Eng. ( BC).  Mr. Giroux, a consulting geological engineer employed by Giroux Consultants Ltd., is acting as the Qualified Person, as defined in NI 43-101, for the Slivovo mineralization inventory estimate.  He has over 40 years of experience in all stages of mineral exploration, development, and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation, has practiced as a Geological Engineer since 1970, and has provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “We are happy with the conservative nature of the Giroux Mineral Resource Estimate which covers only the main Peshter Gossan zone, itself.  The Slivovo Project appears to have strong potential for further precious metal mineralization.  The fact that the operating partner of the Project is moving ahead at full speed with the PFS is highly encouraging, and we look forward to further upgrades of the deposit during the coming months.”

As reported previously, Avrupa Minerals has also contracted Australian consultant group Mining Plus Pty Ltd (“Mining Plus”) to produce a NI 43-101 report on the Slivovo Project which includes the Giroux Mineral Resource Estimate.  The full Slivovo report is being compiled by Mr. Richard Buerger B.Sc. and will be filed within 45 days of this news release.  Mr. Buerger is a full-time employee of Mining Plus, and has acted as an independent consultant on the Slivovo report.

The following notes concerning QA/QC are included in the Mining Plus NI 43-101 report and directly relate to the Giroux Estimate.

Notes on QA/QC (from NI 43-101 report)

All samples were submitted for gold and silver analysis, with samples from holes up to SLV014 submitted for a full multi-element suite of analysis.  Multi-elements analysis ceased from SLV015 onward due to budget constraints.  All analysis was undertaken by ALS at a number of their fully accredited laboratories.

Sample Preparation

All samples were sent to the ALS sample preparation facility in Serbia where they were logged into the Company’s LIMS and prepared for analysis.  The sample is logged in the tracking system, weighed, dried and finely crushed to better than 70 % passing a 2 mm (Tyler 9 mesh, US Std. No.10) screen. A split of up to 250 g is taken and pulverized to better than 85 % passing a 75 micron (Tyler 200 mesh, US Std.  o. 200) screen. This pulp is then used for the gold, silver and multi-element analysis.

Analytical Techniques

Gold analysis was undertaken at the ALS laboratory in Romania using Fire Assay with an Atomic Absorption Spectrometry Finish on a 30g charge.  The upper detection limit for this method (Au-AA23) is set at 10 g/t gold, with any over limit values re-analysed via Fire Assay with a Gravimetric Finish (Au-GRA21).

Silver analysis has been undertaken at the ALS laboratory in Ireland using a multi-acid digest and a hydrochloric acid leach with an AAS read.  An upper detection limit of 100 g/t silver is set for this analytical technique – no samples returned grades above this upper detection limit.

The analytical techniques for gold and silver are considered appropriate for the style of mineralisation at the Slivovo Project.

QAQC Summary

The QAQC program used for Phase 1 drilling consisted of the submission of only standards and pulp blanks used along with the laboratory repeat analyses to test for the accuracy and precision of the analytical laboratory.  A more comprehensive system was introduced from SLV009 (Phase 2 onward) which expanded to include the submission of a barren marble as a blank to test the sample preparation, as well as the regular submission of field duplicates (quarter core) and pulp duplicates.  Mining Plus reviewed the QAQC protocols during the site visit and found that they were generally acceptable for the stage of the project, although it was noted that the submission of standards closer to the mean gold grade of the deposit would be preferable than the low grade nature of the standards used.

Byrnecut International Limited is an Australian company engaged in mechanized underground mine feasibility, mine development, and mine production. This includes shaft sinking, shotcreting, raise-boring, the provision of high quality equipment rebuilds, maintenance engineering, labor hire and training for the mining industry, as well as mine engineering consultancy services. Principal customers include first world mine owners across the globe.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

Avrupa’s partner at the Slivovo Gold Project in Kosovo is presently advancing the Project by funding and operating a pre-feasibility study.

For additional information on our JV-ready projects in Portugal, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He supervised the preparation of the technical information in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.